Dividend approved by the Shareholders’ Meeting of 2014

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that the General Shareholders’ Meeting held today approved an ordinary dividend of two hundred twenty-seven pesos (COP$227) per share and an extraordinary dividend of thirty-three pesos (COP$33) per share, for a total dividend of two hundred and sixty pesos (COP$260) per share.

The General Shareholders’ Meeting approved a lump sum payment of the total dividend to minority shareholders beginning on April 28, 2014. The total amount to be paid to minority shareholders is COP$1,230,297,026,089.

The dividend payable to the Colombia Nation will be paid as follows:

Dividends to the Nation
	Payment Due	COP$
First Installment	16-jul-14	1,000,000,000,000
Second Installment	11-aug-14	1,690,000,000,000
Third Installment	08-sep-14	1,690,000,000,000
Fourth Installment	08-oct-14	1,690,000,000,000
Fifth Installment	10-nov-14	1,690,000,000,000
Sixth Installment	Between December 9, 2014 and January 9, 2015	570,000,000,000
Seventh Installment	Between December 15, 2014 and January 15, 2015	570,000,000,000
Eight Installment	Between December 22, 2014 and January 22, 2015	560,044,572,471
	Total	9,460,044,572,471

Pursuant to the current Colombian regulation, the dividend will be paid to shareholders who are registered as holders of shares as of five trading days before the date of the respective payment.

Bogota, March 26, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co